Reborn Coffee, Inc.

580 N. Berry Street

Brea, CA 92821

August 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reborn Coffee, Inc. (the “Company”)

Registration Statement on Form S-1, as amended

Filed December 29, 2021

File No. 333-261937

Acceleration Request

Requested Date:	August 11, 2022
Requested Time:	10:00 a.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reborn Coffee, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on August 11, 2022 at 10:00 a.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Matthew Ogurick at (212) 536-4085.

Sincerely,

Reborn Coffee, Inc.

By:	/s/ Jay Kim
Jay Kim
Chief Executive Officer

cc: Matthew Ogurick, Esq., K&L Gates LLP